FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of November 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1) Press Release, “Dr. Reddy’s Laboratories to request AFM approval for Offer Memorandum in connection with its Offer for OctoPlus N.V.”, November 16, 2012.

(2) Press Release, “Dr. Reddy’s announces the Launch of Sildenafil Tablets”, November 19, 2012.

(3) Press Release, “Dr. Reddy’s announces the appointment of new Chief Financial Officer (CFO) and Head for North America Business”, November 27, 2012.

Press Release

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3

Banjara Hills, Hyderabad - 500 034

Andhra Pradesh, India

Tel: 91-40-4900-2900

Fax: 91-40-4900-2999

www.drreddys.com

This is a joint press release by Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”) and OctoPlus N.V. (“OctoPlus” or the “Company”) pursuant to Section 7, paragraph 1 sub a of the Dutch Public Takeover Decree (Besluit openbare biedingen Wft) in connection with the intended public offer by Dr. Reddy’s, or a wholly owned subsidiary of Dr. Reddy’s, for all the issued and outstanding ordinary shares in the capital of OctoPlus. This press release relates to the conditional agreement between OctoPlus and Dr. Reddy’s in connection with a potential public offer and does not constitute, or form part of, an offer or any solicitation of an offer, to acquire or subscribe or sell any securities in OctoPlus. Any offer will be made by means of the publication of an offer memorandum only. This announcement is not for release, publication, dissemination, or distribution, in whole or in part, in or into Canada and Japan.

Dr. Reddy’s Laboratories to request AFM approval for Offer Memorandum in connection with its Offer for OctoPlus N.V.

Hyderabad/Leiden, 16 November 2012 – On 22 October 2012, Dr. Reddy’s (NYSE: RDY) and OctoPlus (Euronext Amsterdam: OCTO) jointly announced that they have reached conditional agreement in connection with an intended public offer by Dr. Reddy’s, or a wholly owned subsidiary of Dr. Reddy’s, for all issued and outstanding ordinary shares in the capital of OctoPlus at an offer price of € 0.52 (cum dividend) in cash (the “Offer Price”) for each OctoPlus share (the “Offer”).

Dr. Reddy’s and OctoPlus hereby announce that preparations for the Offer, including preparations in respect of the offer memorandum for the Offer (the “Offer Memorandum”) and obtaining approval from the Netherlands Authority for the Financial Markets (the “AFM”) for the Offer Memorandum, are proceeding as planned.

Update indicative timetable

Dr. Reddy’s intends to submit a draft of the Offer Memorandum for approval to the AFM as soon as reasonably practicable following this press release in the coming days. Once the Offer Memorandum is approved by the AFM, the Offer will be made by making the Offer Memorandum publicly available. It is currently expected that the Offer will be launched mid December 2012. If launched, the Offer period will run for at least eight weeks and no more than ten weeks, after which the Offer may, if the Offer conditions are fulfilled or waived, be declared unconditional or the Offer may be extended. Subject to the Offer conditions, if and when the Offer is declared unconditional, there may be a post-closing acceptance period of two weeks. Closing of the transaction is expected to occur in Q1 2013.

The extraordinary meeting of shareholders of OctoPlus pursuant to Section 18 Paragraph 1 of the Dutch Public Takeover Decree (Besluit openbare biedingen Wft) in which the Offer will be discussed and certain governance related resolutions will be proposed to be adopted will, depending on the exact date of launch of the Offer, take place around the end of January 2013. OctoPlus intends to combine the extraordinary general meeting of shareholders of OctoPlus pursuant to Section 2:108a of the Dutch Civil Code (Burgerlijk Wetboek) referred to in the joint press release of Dr. Reddy’s and OctoPlus of 22 October 2012 with the aforementioned extraordinary general meeting of shareholders.

Further irrevocable undertakings

In addition to the irrevocable undertakings announced in the joint press release of Dr. Reddy’s and OctoPlus of 22 October 2012, Mr. J.J.M. Holthuis (the founder of OctoPlus) and his holding company Sodoro B.V. and N.V. Fagus have signed irrevocable undertakings to support and accept the Offer, subject to customary conditions. The combined shareholding of these parties represents 8.1% of the issued and outstanding ordinary shares in OctoPlus.

The combined shareholding of all shareholders who have signed irrevocable undertakings with Dr. Reddy’s (the “Committed Shareholders”) represents 57.5% of the issued and outstanding shares in OctoPlus. The Committed Shareholders shall tender their Shares against the Offer Price and against the terms and conditions of the Offer as set out in the Offer Memorandum. The Committed Shareholders have not received any information in connection with the Offer that will not be included in the Offer Memorandum. In addition, as announced in the joint press release of Dr. Reddy’s and OctoPlus of 22 October 2012, the individual members of the Executive Board and Supervisory Board of OctoPlus holding together 1.1% of the issued and outstanding shares in OctoPlus have also agreed to an irrevocable undertaking to tender their shares under the Offer.

Company profile Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Over the last fiscal year the company generated revenues of over $2.0 billion. Through its three businesses – Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information: www.drreddys.com

Company profile OctoPlus

OctoPlus is a specialty pharmaceutical company focused on the development and manufacture of improved injectable pharmaceuticals based on proprietary drug delivery technologies that exhibit fewer side effects, improved patient convenience and a better efficacy/safety balance than existing therapies.

OctoPlus also focuses on the development of long-acting, controlled release versions of known protein therapeutics, peptides and small molecules, including specialty generics. OctoPlus is a leading European provider of advanced drug formulation and clinical scale manufacturing services to the pharmaceutical and biotechnology industries, with a focus on difficult-to formulate active pharmaceutical ingredients.

OctoPlus is listed on Euronext Amsterdam by NYSE Euronext under the symbol OCTO. More information about OctoPlus can be found on: www.octoplus.nl

Further information

Dr. Reddy’s

For further information about Dr. Reddy’s, please contact:

For Investors and Financial Analysts:

Kedar Upadhye: telephone number +91-40-66834297 or send an e-mail to kedaru@drreddys.com

Saunak Savla: telephone number +91-40-49002135 or send an e-mail tosaunaks@drreddys.com

Milan Kalawadia (USA): telephone number +1 908-203-4931 or send an e-mail to mkalawadia@drreddys.com

For Media:

S Rajan: telephone number +91-40-49002445 or send an e-mail torajans@drreddys.com

OctoPlus

For further information about OctoPlus, please contact Investor Relations: telephone number +31 (71) 5241061 or send an e-mail to Investor Relations at IR@octoplus.nl.

Restrictions

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire the securities of Dr. Reddy’s or OctoPlus in any jurisdiction. The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Dr. Reddy’s and OctoPlus disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Dr. Reddy’s, nor OctoPlus, nor any of their advisors assumes any responsibility for any violation by any person of any of these restrictions. Any OctoPlus shareholder who is in any doubt as to his position should consult an appropriate professional advisor without delay. This announcement is not to be published or distributed in or to Canada and Japan.

Notice to US holders of OctoPlus Shares

The Offer will be made for the securities of a Dutch company and is subject to Dutch disclosure requirements, which are different from those of the United States. Some of the financial information included in this announcement has been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to the applicable US tender offer rules and otherwise in accordance with the requirements of the Dutch Public Takeover Decree. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of OctoPlus shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of OctoPlus shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the offer.

It may be difficult for US holders of OctoPlus shares to enforce their rights and claims arising out of the US federal securities laws, since OctoPlus is located in a country other than the United States, and some or all of its officers and directors may be residents of a country other than the United States. US holders of OctoPlus shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal Dutch practice and pursuant to Rule 14e-5(b) of the Securities Exchange Act of 1934, Dr. Reddy’s or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, OctoPlus shares outside of the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the Netherlands, will be reported to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and disclosed in the offer memorandum or by press release.

Forward Looking Statements

This press release may include “forward-looking statements” and language indicating trends, such as “anticipated” and “expected.” Although Dr. Reddy’s and OctoPlus believe that the assumptions upon which the irrespective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. Neither Dr. Reddy’s nor OctoPlus, nor any of their advisors accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

For more information, please contact:

Investors and Financial Analysts:	Business Development:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	Mark Pearson at mpearson2@drreddys.com
Saunak Savla at saunaks@drreddys.com /+91-40-49002135	Christian Jones at cjones@drreddys.com
Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3

Banjara Hills, Hyderabad - 500 034

Andhra Pradesh, India

Tel: 91-40-4900-2900

Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Sildenafil Tablets

Hyderabad, India, November 19, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Sildenafil Tablets (20 mg), a bioequivalent generic version of REVATIO® (Sildenafil) Tablets in the US market on November 16, 2012, following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Sildenafil Tablets.

The REVATIO® brand had U.S. sales of approximately $338.67 Million for the most recent twelve months ending September 2012 according to IMS Health*.

Dr. Reddy’s Sildenafil Tablets in 20 mg are available in 90 count bottle sizes.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

REVATIO® is a registered trademark of Pfizer Inc.

*IMS National Sales Perspectives: Retail and Non-Retail MAT September 2012

CONTACT INFORMATION

Investors and Financial Analysts:	Media:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	S Rajan at rajans@drreddys.com / +91-40-49002445
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Press Release

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3

Banjara Hills, Hyderabad - 500 034

Andhra Pradesh, India

Tel: 91-40-4900-2900

Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the appointment of new Chief Financial Officer (CFO) and Head for North America Business

November 27, 2012, Hyderabad

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced that Umang Vohra, who was the CFO of the company for the past four years, will take over the role of Executive Vice-President and Head of North America Generics Business from January 2013.

Subsequently, Saumen Chakraborty has been appointed as the CFO of the company effective 2 January, 2013. Saumen is currently the President and Global Head of Quality, HR and IT & Business Process Excellence (BPE) at Dr. Reddy’s. He was also the CFO of Dr. Reddy’s between 2006 and 2008.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:	Media:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	S Rajan at rajans@drreddys.com / +91-40-49002445
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Saumen Chakraborty

President and Global Head of Quality, HR and IT

Saumen Chakraborty is responsible for Quality, Human Resources, IT & Business Process Excellence, and Corporate Communications at Dr. Reddy’s. His role in the evolution of Dr. Reddy’s as a global pharmaceutical company from India has been significant. With over 28 years of experience in both strategic and operational aspects of management, Saumen focuses on the integration of people practices, processes and information across the organization. Under Saumen’s aegis, Dr. Reddy’s enjoys a culture of Total Quality, Execution Excellence, and High Performance.

Saumen joined Dr. Reddy’s in 2001 as Global Chief of Human Resources, a responsibility he has exchanged twice during his tenure: first when he took over as Chief Financial Officer in 2006, and later as President – Corporate & Global Generics Operations in 2009. Having championed various world-class HR initiatives, Saumen’s efforts have helped transform Dr. Reddy’s into one of the most respected employers in India and also a ‘Great Place to Work’.

As the Chief Financial Officer, Saumen was the recipient of the ‘Best Performing CFO in the Healthcare Sector’ award for 2007 by CNBC TV-18. Some of the organization’s achievements while he was in this role include: the secondary ADS issue on NYSE, one of the fastest issue of bonus shares in India, active Treasury and M&A strategies for the organization, and revamping the Board reporting processes.

Other key portfolios and initiatives Saumen has handled in his current and previous roles at CMC, C-DOT, Eicher, Tecumseh and Dr. Reddy’s include manufacturing, sourcing, customer service, TQM and IT. At Dr. Reddy’s Saumen has been the driving force behind numerous successful initiatives, like the complete implementation of mySAP Business Suite, and achieving Execution Excellence through the simplification of end-to-end business processes, among others.

Saumen is a member of the National Leadership Committee of CII. He has been on the board of the AHRD and various joint ventures/subsidiaries of Dr. Reddy’s. He has been the University topper, Gold medalist in NCC as Best Cadet and captain of volleyball and football teams. His passion statement in life is to strive for excellence in everything with honesty, commitment, courage and character.

Saumen is a Graduate in Physics from Visva-Bharati University and has a degree in Management from the Indian Institute of Management, Ahmedabad.

Umang Vohra

Executive Vice President and Chief Financial Officer

Umang Vohra heads the Finance function across the global operations of Dr. Reddy’s. He has over 17 years of experience across various finance and corporate development functions. Umang joined

Dr. Reddy’s in 2002 from PepsiCo and has been part of several key initiatives in the areas of Acquisitions, R&D de-risking transactions, and operational improvements in Accounting, Governance and Finance processes.

Umang has helped strengthen the company’s corporate governance and disclosure practices and brought in best-in-class practices in the finance function. Under his leadership, Dr. Reddy’s has received numerous recognitions* for Excellence in Corporate Governance and Financial Reporting over the years by various external bodies.

Umang was recently conferred the ‘Best CFO of India Award’ by the Stars of the Industry Group and Asian Confederation of Businesses in June 2012. He was also recognized as the ‘Best CFO nominated by Sell Side analyst’ at the 2012 All-Asia Executive Team survey done by the Institutional Investor magazine.

Prior to joining Dr. Reddy’s, Umang worked with Eicher and PepsiCo. With a base degree in computer engineering, Umang has an MBA with a specialization in Finance from TA Pai Institute of Management (TAPMI).

*Recognitions

•	Golden Peacock Award for excellence in Corporate Governance in 2009 and 2010.

•	The Institute of Company Secretaries of India (ICSI) National Award for excellence in Corporate Governance 2010.

•	Merit Award for Annual Report 2009 in manufacturing sector by the South Asian Federation of Accountants (SAFA).

•	Gold Shield for ‘Annual Report 2010 and 2012’ under ‘Manufacturing sector-turnover equal to or more than INR 5 billion’ category by the Institute of Chartered Accountants of India (ICAI) for Excellence in Financial Reporting

•	Best Investor Relations team—First Place—nominated by the Sell Side and Best Investor Relations team—Second Place—nominated by the Buy Side at the 2012 All-Asia Executive Team survey done by the Institutional Investor magazine.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar

Date: December 3, 2012		Name: Sandeep Poddar
Title: Company Secretary